                                           EQU: TSX, NYSE

Equal Announces Resolution of Farmout Dispute with Petroflow and Resumption of Hunton Drilling in Oklahoma

Calgary, Alberta – (CNW – January 19, 2011) Equal Energy (“Equal” or “the Company”) is pleased to announce that the pending arbitration with Petroflow Energy Ltd. (“Petroflow”) respecting termination of its Farmout agreement between the parties has been resolved, and the parties have agreed, consistent with the position Equal advocated in the arbitration, that the Farmout agreement was terminated prior to the entry of Petroflow and its subsidiaries into Chapter 11 bankruptcy protection.  The termination is subject to the formality of approvals from the arbitration panel and the Bankruptcy court.

Equal has until now been prevented from pursuing drilling its Hunton resource play acreage by a bankruptcy court imposed stay of operations.  Equal intends to immediately recommence its drilling program on the Hunton acreage that was abruptly halted in July, 2010 by the action of the court.

Don Klapko said, “We are extremely pleased to have this major impediment to our company’s growth objectives removed once and for all.  It has been frustrating to say the least, to have had to wait for a sensible resolution of this issue.  Our Hunton play is a strong performer, generating solid returns and growth from this extensive liquids rich natural gas resource play.  This relief also frees us up to investigate the intriguing Mississippian oil play advanced by others in the midst of our Hunton acreage.”

Equal will recommence its planned drilling program of 4 to 6 Hunton wells as soon as suitable drilling equipment can be mobilized, likely within the next two months.  The potential initiation of an exploratory Mississippian oil test will be dependent on the completion of geological mapping currently underway and also on the results of nearby competitor drilling.

There are still two disputes between Equal and Petroflow and its bankers that relate solely to monetary matters and a claim for partial ownership of water disposal facilities that are used to exploit the Hunton play.  Equal is defending a claim over access, ownership and fees for the use of Equal’s water disposal facilities.  Another action relates to the validity and priority of Equal’s liens on Petroflow’s assets that were established after Petroflow failed to make payments that were due to Equal as operator, for both joint interest operating expenses and for water disposal fees. Resolution of these matters does not relate in any way to Equal’s ownership of its producing reserves or its ability to exploit its undeveloped land.

In all the matters relating to the Petroflow bankruptcy disputes, Equal has been represented by the Dallas-based counsel of Fulbright & Jaworski.

Dell Chapman                                                                                                             Don Klapko
Chief Financial Officer                                                                                                        President & CEO
(403) 538-3580 or (877) 263-0262                                                                                                          (403) 536-8373 or (877) 563-0262

info@equalenergy.ca
www.equalenergy.ca

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Equal’s shares and debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB, EQU.DB.A) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU).  The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 55 percent crude oil and natural gas liquids and 45 percent natural gas.  Equal has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium and Viking in central Alberta in addition to its extensive inventory of drilling locations in the Hunton liquids-rich, natural gas play in Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. In particular, drilling plans,on-production dates and production continuity are particularly subject to uncertainties and uncontrollable events such as surface access, rig availability, equipment availability, weather conditions, changes in geological interpretation, and other factors.  Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal.  Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

All dollar values are in Canadian dollars unless otherwise stated.